UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2009

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by OceanFreight Inc. (the “Company”) on June 15, 2009 that announces postponement of 2009 Annual General Meeting of Shareholders.

Exhibit 1

OceanFreight Inc. Announces Postponement of

2009 Annual General Meeting of Shareholders

June 15, 2009, Athens, Greece. OceanFreight Inc. (NASDAQ: OCNF), a global provider of marine transportation services (the “Company”), today announced that the annual meeting of shareholders (the “Annual Meeting”) to be held at the Company’s offices located at 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece will be postponed from its originally scheduled date of Thursday, June 25, 2009 to Monday, July 13, 2009 at 10:00 a.m., Athens time. The Company has amended its proposal (Proposal Two) to increase its authorized capital stock to provide that only the authorized common stock will be increased. The authorized preferred stock will remain the same. The postponement will afford the Company’s shareholders sufficient time to consider the matters on the agenda.

The close of business on Thursday, May 14, 2009, will remain as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournments or postponements thereof.

In connection with the postponement of the Annual Meeting and the amendment to the Proposal Two, the Company’s will distribute to shareholders and file a supplement to its proxy statement and an amended proxy card in due course.  When available, these materials will also appear on the following website: www.ocnf.agmdocuments.com .

About OceanFreight Inc.

OceanFreight Inc., is an owner and operator of both drybulk and tanker vessels that operate worldwide. As of the day of this release, OceanFreight owns a fleet of 13 vessels comprised of 9 drybulk vessels (1 Capesize, 8 Panamaxes) and 4 crude carrier tankers (1 Suezmax, 3 Aframaxes) with a combined deadweight tonnage of about 1.2 million tons.

OceanFreight Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol “OCNF”.

Visit our website at www.oceanfreightinc.com .

Company Contact: Demetris Nenes Tel: +30-210-8090-514 E-mail: management@oceanfreightinc.com	Investor Relations/Media: Nicolas Bornozis Capital Link, Inc. (New York) Tel: +1-212-661-7566 E-mail: oceanfreight@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:  June 15, 2009

By:

/s/ Anthony Kandylidis

Anthony Kandylidis

Chief Executive Officer